UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010	Commission File Number: 1-31349

THOMSON REUTERS CORPORATION
(Translation of registrant's name into English)

3 Times Square
New York, New York 10036, United States
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐     Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THOMSON REUTERS CORPORATION (Registrant)

	By:	/s/ Marc E. Gold
Name: Marc E. Gold
Title: Assistant Secretary

Date: March 25, 2010

EXHIBIT INDEX

Exhibit Number	Description
99.1
Terms agreement (including underwriting agreement basic provisions) dated March 23, 2010 between Thomson Reuters Corporation and J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated, RBS Securities Inc. and UBS Securities LLC, on behalf of themselves and the other several Underwriters named in Schedule A to the terms agreement.